UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 10, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-219583), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a Stock Exchange Announcement dated 10 July 2019 entitled ‘REVISED 2020 GLTI CONDITIONAL AWARD OF SHARES’

RNS: 0929F

Vodafone Group Plc

10 July 2019

Revised 2020 GLTI Conditional Award of Shares

Vodafone Group Plc today announces that its Chief Executive, Nick Read, and Chief Financial Officer, Margherita Della Valle have voluntarily requested that their 2020 Global Long Term Incentive (“GLTI”) conditional share awards, granted under the Global Incentive Plan on 26 June 2019, (the “Awards”) be reduced by 20%. This was requested to reflect the low valuation of the share price following its reduction over the year and particularly the change in value between the date of the Remuneration Committee’s decision in respect of the value of the Awards and the date of grant. Accordingly, the Remuneration Committee will reduce the Awards and, following the reduction, the number of 2020 GLTI shares awarded to Nick Read and Margherita Della Valle will be as follows:

2020 GLTI Conditional Share Awards
Nick Read – Chief Executive	3,887,636
Margherita Della Valle – Chief Financial Officer	2,366,387

No changes have been made to the conditions attached to the Awards, which are set out in the market announcement dated 27 June 2019 which can be accessed here: https://www.vodafone.com/content/index/investors/investor_information/press_regulatory/uk_regulatory.html.

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 10, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary